

pizza GRACE

investor deck



pizza GRACE
investor deck

By Ryan Westover
Founder/Chef

July 2020



Table of contents



pizza GRACE - Moodboard
good vibes
grace

pizza GRACE

Confidentiality Notice

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This document contains confidential information about the business of the author and their agents. No representation or warranty is made to the accuracy of completeness of such information. This document is intended for use only by the party to whom it is provided and may not be reproduced in whole or in part or used for any other purpose.

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Original Concept Design

We are using this as our inspiration for a take out focused deck oven concept with a smaller foot print.

pizza GRACE
restaurant visual concept



pizza GRACE color theme



navy grey & black

gold earth

copper apricot

daffodil yellow

the story behind pizza GRACE

Grace is the life's work of Ryan Westover,
pastry chef, teacher, and long-time pizza maker.

nutricious & flavorful

Grace is a soulful expression of simplicity, quality, and care. We have embraced the philosophy of "Pizza as a spiritual practice," where dough is meditation, made without the aid of mechanical mixing or commercial yeast. We seek to have a sustainable vegetable centric menu minimizing our footprint and allowing us to focus on nutrient rich pizzas and vegtable dishes and salads.
(Do not worry, meat lovers have options as well.)

Grace values purposeful community and inclusion, love, and honesty above all else. We seek to create a space where staff and guests alike are made to feel valuable and cared for. We do this by providing flavorful and nutritious pizzas, roasted vegetables, lots of herbs and spices, creative and decadent doughnuts topped with caring and thoughtful hospitality.

Grace is rooted in the modern traditions of the Mid-Atlantic and South. We are making pizza our own by using old world dough making techniques combined with the modern approach of utilizing local ingredients and flavors from all over the world.

What does Grace mean to you?


Deck Oven
Pizzas with
Pizza Master
Ovens

*Grace: Favor without merit,
courteous goodwill & simple elegance.*

Pizza Grace and Pizza Master Ovens



PRECISION
The ability to adjust top and bottom heating elements allows for precision cooking to create any style of pizza.

CAPACITY
The capability to get up to 932°F combined with exceptional heat recovery allows for higher capacity output during peak times.

QUALITY
Clay ceramic hearthstones are crafted with a rough surface to provide superior heat transfer, creating crispy crusts without burning.

EFFICIENCY
PizzaMaster ovens are very well insulated for efficient energy use, resulting in low operating costs.



NAMING EXAMPLE

PM 942

PM - PizzaMaster
9 - Multiply by two for the width (in.) of each hearth
4 - Number of hearths per deck
2 - Number of decks

Example of pizza made in a Pizza Master Oven. Pizza by Maker Pizza in Toronto, ON.



About Ryan Westover
Founder/Chef of Pizza Grace



Ryan Westover is a long-time veteran of the food and restaurant industries. He began his career at two popular chains; Domino's and Papa John's where he learned the value of streamlined processes, systems, and manageability. Later he joined a NY-style pizza company based in Georgia and began working with more artisan-style pizzas and scratch made dough. Ryan then spent the next several years working with his father as a stone mason.

During this time, he developed a strong identity as a creative. The craftsmanship, use of tools that changed little over the years, and permanent nature of masonry left a strong impression, but ultimately the kitchen came calling again. Ryan went on to work at Bridge Mill country club in Canton, Ga where he was exposed to a true scratch kitchen and learned the fine details of a full-service restaurant and event space.

In 2009 Ryan left Georgia to pursue a career as a pastry chef, he graduated from Stratford University in Falls Church, VA in 2011. He worked at Sonoma Restaurant and Wine Bar in Capital Hill as a Pizza and line cook, while he was still in school.

After graduation, Ryan went on to join Kimpton Hotels and Restaurants at Jackson 20 under Chef Dennis Marron, it was here where Ryan's creative and simple approach to dessert began. When Chef Marron was transferred to Poste Modern Brasserie in Penn Quarter, he recruited Ryan to lead the pastry department. Under Chef Marron, he developed a style and approach that gained the attention of Food and Wine Magazine, placing Chef Ryan in the 2013 "The People's Best New Pastry Chef" promotion. That same year he went on to win the "Brightest Young Things" Donut Fest, a donut competition attracting some of the city's top chefs and donut shops and appeared in an NPR article about pie dough.



After a brief stent as the Corporate Pastry Chef for MIC, Ryan went back to his alma matter, only this time a pastry chef instructor. For the next 2 years, he taught and helped develop budding pastry students. During this time, he focused his attention on rounding out his skill sets and pastry techniques. This is where he rekindled his passion for pizza. Chef Ryan taught several artisan breads courses during his time as an instructor. The pizza section of those courses gave him an opportunity to hone his pizza making skills. For the last five years, Ryan has been committed to researching, testing, and developing the "perfect" dough.

For the past 2 years Ryan has been working at Itaberco, a dessert ingredient manufacturing company based in Baltimore, MD as the corporate pastry chef. He is involved in product development, sales, marketing, business development, and helps small business set up profitable dessert programs all over the country. Some of their most well-known clients are Supermoon Bakehouse in NYC and Restaurant Homer in Seattle, WA.

At Pizza Grace, Ryan hopes to make his mark as a restauranteur and pizza maker. Grace has a unique approach to pizza and will feature 100% hand mixed dough, 100% naturally leavened, and will utilize whole wheat flours to add flavor depth and nutritional value.

In 2015, Ryan was hired to head up the bakery at 1789, a longstanding DC institution. While there he was able to complete the Clyde's Group Management Training Program learning the nuance of restaurant management with special attention to financial accountability.

While at 1789, Ryan was recognized for his talents by the Washington Post, CBS DC, National Restaurant News, and was interviewed by StarChefs.com for their Rising Stars DC promotion. Not only did he gain recognition for his creative ability but also learned how to create and scale dessert production. The Bakery at 1789 also served as the dessert production kitchen for several other Clyde's locations including The Old Ebbitt Grill, one of the most profitable restaurants in the country.

Why Us?
Why Now?

Several local pizzerias and eateries have proven stable and capable during the corona virus pandemic. Some, due to popularity of takeout pizza, have seen gains during the pandemic. This includes Bonci Pizza, and Five Squared.

In the national economic picture, takeout pizza is weathering the storm. Big chains such as Domino's and Papa Johns are seeing gains during the pandemic.

https://chicago.cbslocal.com/2020/05/04/amid-coronavirus-pandemic-pizza-business-keeps-booming-and-is-hiring/

Here's

Why We Will Succeed

Pizza Grace is taking a takeout first approach during the pandemic and will continue to emphasize takeout after. We are employing app and web based ordering systems to keep takeout ordering simple and tech driven. (ChowNow) Our restaurant design promotes hospitality and a positive interaction with the Brand, creating a unique takeout experience.



CHICAGO, IL

Pizza! We all love it, during times like this we all need it. Pizza Grace is creating a unique takeout experience by providing high end food in an approachable fun way.

Packaging: We are creating a strong brand and interaction with the brand by serving our food in stylish takeout boxes. Supermoon Bakehouse, NYC, a brand we admire is doing this with great success.

Takeout models keep staffing needs low and efficient. We will have less chance to be adversely affected.

We are located in the heart of Lincoln Park. Tucked into a beautiful historic residential neighborhood, Pizza Grace will be visible and in close proximity to one of the best restaurants in the world, Alinea.

Purposeful Community

Pizza Grace believes in the power of creating community on purpose. We are doing this by creating an inclusive and positive work environment and by extension we believe our guests will have a positive experience. We will foster a culture that is anti-racist, supports women's rights, and has a zero-tolerance policy for the mistreatment of the LGBTQIA+ community.

We believe our business and product to be an extension of our values and seek to demonstrate honesty, love, and purposeful community in everything we do. We also believe in giving back to the community in purposeful and defined ways.

Pizza Grace will be donating 1% of our profits to Futures Without Violence in our first year of operation. After that we have a goal to increase our donations by 1% every year until we can donate 5% of our profits. We believe profitability alone is no longer the sole objective of business and want our actions to represent our values.

The Dough Problem

Pizza is round flat dough baked with toppings, usually tomato sauce and cheese being the standard. Pizza is bread with tomato and cheese. Here lies the problem with most pizza dough. We tend to ignore the part about pizza being bread and focus on the toppings. What happens is the bread part of this equation, which is most of the product, often goes without consideration. The dough is typically made with bleached flour, stripped of its nutritional value to the point that flour companies are required to add vitamins back into the flour.

Then comes the yeast, most pizza dough is made with commercial yeast, this yeast is not inherently bad or unhealthy, but it does act in a way that inhibits the full fermentation of the flour, typically causing the more difficult to digest sections of wheat left behind for the human body to deal with. This in my opinion leads to much of the gluten and wheat sensitivities we are seeing today.

Next, most pizza doughs have more than necessary salt, added sugars, and some type of vegetable oil added. Again, none of these things are dangerous or bad in moderation, but in the case of dough they do work directly against the yeast's ability to ferment and make more digestible the wheat flour. The salt and sugar both fight for the water available in the dough. This means the yeast does not get access to the water it needs to do its job. It also means the proteins in the flour do not have access to the water, degrading the positive characteristics of good bread.

Our Process

At Pizza Grace, we are taking a dough first approach to pizza. We are sourcing the best quality flours, utilizing whole wheat, 100% natural leaving, and hand mixing our dough from beginning to end.
Natural leavening means we are cultivating yeast from the air by providing it an environment conducive to its development.

Natural yeast imparts flavor specific to the region the yeast hales from. So, the yeast in Maryland tastes different than the yeast in California. Natural yeast also aids in long fermentation processes extracting from the wheat all it's flavor and breaking the wheat down into a more easily digested bread.

Hand mixing allows us to create a dough with perfect texture. By using our hands, we are able to feel and control the dough's development. We believe our hands impart the intangible elements that make a good product something truly special and unique.

This process allows us to offer a pizza dough with outstanding characteristics, great flavor, amazing texture, and most importantly we are providing our guests a pizza that is healthy and easily digestible. Wheat is one of the most nutrient dense grains we have and when handled properly those nutrients are readily available to humans without requiring us to burn excessive energy for digestion.

pizza GRACE





pizza GRACE
menu

Pizzas 16" Deck Oven
All of our pizzas are 100% naturally leavened with hand-mixed dough

Margherita $20
marinara, fior di latte, basil, EVOO

Brisket $26
EVOO, Chili Braised Brisket, smoked mozzarella, roasted garlic, cilantro lime dip

Pork and potatoes $24
Fonduta, roasted potatoes, Vidalia onions, chorizo, rosemary

Veggie $26
Pesto, sautéed local mushrooms, provolone, kale, gremolata, cumin, breadcrumbs

Pepperoni $24
marinara, mozzarella, some type of magic pepperoni

Pizza Add-ons $3
Pepperoni, White Anchovy, Sautéed mushrooms, Roasted Garlic, Chorizo, kale

Doughnuts $4 ea/ $40 dz
available friday-sunday 8am-sold out

Creme Brulee

German Chocolate

Passion Fruit

Toasted Coconut

Raspberry Cheesecake

Veggies seasonal selection

Summer Salad $12
Butter lettuce, local peaches, red onion, focaccia, cilantro lime buttermilk dressing

Roasted Carrots $14
Turmeric Yogurt, peanuts, honey, carrot top gremolata, bread crumbs


grace

pizza GRACE
thank you

Thank you.
I appreciate you spending time with us. I am excited to turn this dream into reality.
With your help Pizza Grace can set new standards in the industry and profitability for all its members and investors.

With Style and Grace,

Ryan Westover

Chefryanwestover@gmail.com
IG Ryan.westover
Cell # 571-594-3577

studio kuyl

Pizza Grace Logo,
Restaurant Visual Concept
and Investor Deck designs,

were created by Designer Gregorius Kuijlenburg.

Studio Kuyl is Gregorius' studio. He combines a range of disciplines and crafts, such as illustration, graphic design, photography and fine arts, offering multidisciplinary, original and alternative design solutions.

studiokuyl.com
info@studiokuyl.com
IG @studiokuyl